

February 9, 2011

Via Facsimile and U.S. Mail

Mr. G. Richard Smith
President
Sunridge International, Inc.
16857 E. Saguaro Blvd.
Fountain Hills, AZ 85268

> **Re: Sunridge International, Inc.**
> **Form 10-K for year ended June 30, 2010**
> **Filed November 15, 2010**
> **File No. 1-31669**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 30 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2010

General

1.   You disclose on page 14 of your Form 10-K that you have increased your marketing activities in the Middle East, and that you will expand your sales in the Caribbean. The Middle East and the Caribbean are regions generally understood to include Iran, Syria, Sudan, and Cuba. You disclose on page 8 of your Form 10-K that in August 2010, you appointed Ameco Medical Equipment LLC the exclusive distributor of your Pneumatic

Trabeculoplasty device in Iran. In addition, we are aware of a September 2010 news report stating that you would send a medical team to Cuba to train doctors to perform procedures with your device and also ship and distribute medical equipment and supplies there. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with the referenced countries.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through your subsidiary, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, services, information, and support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, the nature and extent of your direct or indirect marketing or selling efforts in those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 14

3.   Your disclosure in this section and Note 3 indicate that from July 1, 2009 through June 30, 2010 you borrowed a total of $619,711. Please reconcile this to the amount recorded on the statement of cash flows under "proceeds from borrowing."

Critical Accounting Policies, page 15

4.   We note that within this critical accounting policy section, you reference the disclosures included in the footnotes to your financial statements. While accounting policy footnotes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. In future filings include these disclosures within MD&A as a separate discussion of your critical accounting estimates to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in connection with your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Consolidated Balance Sheets, page 18

5.   We note that the amount recorded as "Prepaids" represents approximately 83% of total assets. Please revise future filings to provide disclosure of the nature of this asset and your accounting for the asset. Provide us with a sample of your proposed disclosure.

Consolidated Statements of Cash Flows, page 21

6.   Please provide us with a rollforward of your notes payable (related party) and notes payable accounts that reconciles with the information presented on your consolidated statement of cash flows and your consolidated balance sheet.

Note 2 –Summary of Significant Accounting Policies, page 22

-Revenue Recognition, page 25

7.   We note that your revenue is derived from product sold internationally under distribution agreements. If revenues from external customers attributed to an individual foreign country are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Note 5 – Loss on Stock Issuances, page 26

8.   Please reconcile your disclosure here that you issued 2,901,093 shares for the conversion of promissory notes with the disclosure on the statement of stockholders' equity that you issued 1,781,325 shares for debt.

Note 6 – Related Party Transactions, page 26

9.   We note from your disclosure that as of June 30, 2010, you owed your president $225,099. Please reconcile this to the amount recorded on the June 30, 2010 balance sheet for notes payable – related parties of $203,976.

Note 9 – Commitments and Contingencies, page 29

10.   With respect to the contingent liability with Francesco Apes, please revise future filings to include disclosure that is consistent with section 450-20-50 of the FASB Accounting Standards Codification. In this regard, please note that your assessment of whether to accrue amounts in the financial statements should be based in part on whether a loss is probable and whether the amount of such loss can be reasonably estimated. Provide us with a sample of your proposed disclosure.

11.   We note your disclosures on page 30 regarding the litigation with Meschkow & Gresham, P.L.C. and the litigation with Charles E. Brokup. Please revise future filings to include disclosure that is consistent with section 450-20-50 of the FASB Accounting Standards Codification. In this regard, clearly describe what amounts have been accrued in the financial statements. Provide us with a sample of your proposed disclosures.

Item 9A. Controls and Procedures, page 34

12.   We note your disclosure that you have not tested the operating effectiveness of your internal controls over financial reporting and you did not test your internal controls over financial reporting in accordance with COSO standards, and therefore you disclose that your internal control over financial reporting is not effective. Based on these disclosures, it does not appear that you have completed your assessment of internal control over financial reporting as of June 30, 2010. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits 31.1 and 31.2

13.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief